SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of April, 2003

CERAMIC INTERNATIONAL, INC.

(Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20 - F or Form 40 - F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On April 18, 2003 Internacional de Ceramica, S.A. de C.V. ("The Company") is sending copy of the First Quarter 2003 Financial information. This information was sent to the Bolsa Mexicana de Valores on April 17, 2003. A copy of this information is attached to this report as Exhibit A.

On April 18, 2003 Internacional de Cerámica, S.A. de C.V. ("The Company") is sending copy of the Quarterly Report January - March 2003. This information was sent to the Bolsa Mexicana de Valroes on April 18, 2003. A copy of this information is attached to this report as Exhibit B.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

                                                       By:                Jesus A. Olivas

                                                                            Jesus A. Olivas

                                                                                     Chief Financial Officer

Date: April 18, 2003.

EXHIBIT A

First Quarter 2003 Financial information

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC			QUARTER: 1 2003
INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS AT MARCH 31 2003 AND 2002 (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	TOTAL ASSETS	3,180,354	100	2,956,377	100
2	CURRENT ASSETS	1,326,649	42	1,229,415	42
3	Cash and Short-Term Investments	115,547	4	127,310	4
4	Accounts and Documents Receivable (Net)	340,097	11	367,191	12
5	Other Accounts and Documents Receivable	46,070	1	55,755	2
6	Inventories	793,607	25	655,541	22
7	Other current assets	31,328	1	23,618	1
8	LONG-TERM	7,351	0	9,837	0
9	Accounts and Documents Receivable (Net)	0	0	0	0
10	Investments in shares of subsidiaries and non Consolidated	7,351	0	9,837	0
11	Other Investments	0	0	0	0
12	PROPERTY, PLANT AND EQUIPMENT	1,763,046	55	1,668,292	56
13	Property	879,020	28	900,428	30
14	Machinery and Industrial	1,966,501	62	1,656,823	56
15	Other equipment	267,725	8	239,072	8
16	Accumulated depreciation	1,440,798	45	1,178,931	40
17	Construction in progress	90,598	3	50,900	2
18	DEFERRED ASSETS (NET)	0	0	0	0
19	OTHER ASSETS	83,308	3	48,833	2
20	TOTAL LIABILITIES	2,082,337	100	1,846,141	89
21	CURRENT LIABILITIES	812,759	39	1,325,108	64
22	Suppliers	280,855	13	131,374	6
23	Bank loans	348,529	17	48,872	2
24	Stock market loans	0	0	932,152	45
25	Taxes to be paid	5,735	0	5,643	0
26	Other current liabilities	177,640	9	207,067	10
27	LONG-TERM LIABILITIES	935,567	45	197,347	9
28	Bank loans	935,567	45	194,920	9
29	Stock market loans	0	0	0	0
30	Other loans	0	0	2,427	0
31	Deferred loans	334,011	16	323,686	16
32	Other liabilities	0	0	0	0
33	CONSOLIDATED STOCK HOLDERS EQUITY	1,098,017	100	1,110,236	100
34	MINORITY INTEREST	210,734	19	210,165	19
35	MAJORITY INTEREST	887,283	81	900,071	81
36	Contributed	1,910,866	174	1,918,842	173
37	Paid in Capital Stock (Nominal)	50,154	5	57,928	5
38	Restatement of paid in capital stock	645,871	59	646,073	58
39	Premium on sales of shares	1,214,841	111	1,214,841	109
40	Contributions for future capital increases	0	0	0	0
41	Capital increase (decrease)	-1,023,583	-93	-1,018,771	-92
42	Retained Earnings and capital reserve	282,746	26	397,359	36
43	Repurchase fund of shares	145,093	13	27,000	2
44	Excess (shortfall) in restatement of holders equity	-1,438,908	-131	-1,511,034	-136
45	Net income for the year	-12,514	-1	67,904	6
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC QUARTER: 1 2003 INTERNACIONAL DE CERAMICA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
3	CASH AND SHORT TERM INVESTMENTS	115,547	100	127,310	100
46	Cash	-	0	-	0
47	Short term investments	115,547	100	127,310	100
18	DEFERRED ASSETS (NET)	-	0	-	0
48	Amortized redeemed expenses	-	0	-	0
49	Goodwill	-	0	-	0
50	deferred taxes	-	0	-	0
51	others	-	0	-	0
21	CURRENT LIABILITIES	812,759	100	1,325,108	100
52	Foreign currency liabilities	513,115	63	1,126,472	85
53	Mexican pesos liabilities	299,644	37	198,636	15
24	STOCK MARKETS LOANS	-	0	932,152	0
54	Commercial paper	-	0	-	0
55	Current maturities of medium term	-	0	-	0
56	Current maturities of bonds	-	0	932,152	0
26	OTHER CURRENT LIABILITIES	177,640	100	207,067	100
57	Other current liabilities with cost	-	0	-	0
58	Other current liabilities without cost	177,640	100	207,067	100
27	LONG TERM LIABILITIES	935,567	100	197,347	100
59	Foreign currency liabilities	935,567	100	194,920	99
60	Mexican pesos liabilities	-	0	2,427	1
29	STOCK MARKET LOANS	-	0	-	0
61	Bonds	-	0	-	0
62	Medium term notes	-	0	-	0
30	OTHER LOANS	-	0	2,427	0
63	Other loans with cost	-	0	-	0
64	Other loans without cost	-	0	2,427	0
31	DEFERRED LOANS	334,011	100	323,686	100
65	Negative goodwill	-	0	-	0
66	Deferred taxes	334,011	100	323,686	100
67	Other	-	0	-	0
32	OTHER LIABILITIES	-	0	-	0
68	Reserves	-	0	-	0
69	Other liabilities	-	0	-	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS EQUITY	(1,438,908)	100	(1,511,034)	100
70	Accumulated income due to monetary position	-	0	-	0
71	Income from non monetary position	(1,438,908)	100	(1,511,034)	100
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.		QUARTER: 1 2003
CONSOLIDATED FINANCIAL STATEMENTS OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
72	WORKING CAPITAL	513,890	-95,693
73	PENSIONS FUND AND SENIORITY	0	0
74	EXECUTIVES (*)	11	11
75	EMPLOYERS (*)	1,203	1,192
76	WORKERS (*)	1,827	2,061
77	CIRCULATION SHARES (*)	100,307,872	115,856,150
78	REPURCHASED SHARES (*)	0	0
(*) THIS CONCEPTS SHOULD BE EXPRESSED IN UNITS
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			QUARTER: 1 2003
CONSOLIDATED EARNINGS STATEMENT FROM JANUARY THE 1ST TO MARCH 31ST OF 2003 AND 2002 (Thousands of Pesos)
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	808,852	100	786,023	100
2	COST OF SALES	519,001	64	486,158	62
3	GROSS INCOME	289,851	36	299,865	38
4	OPERATING EXPENSES	219,972	27	213,524	27
5	OPERATING INCOME	69,879	9	86,341	11
6	TOTAL FINANCING COST	36,304	4	-802	0
7	INCOME AFTER FINANCING COST	33,575	4	87,143	11
8	OTHER FINANCIAL OPERATIONS	10,656	1	233	0
9	INCOME BEFORE TAXES AND WORKERS PROFIT SHARING	22,919	3	86,910	11
10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	28,769	4	14,246	2
11	NET INCOME AFTER TAXES AND WORKERS SHARING	-5,850	-1	72,664	9
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON CONSOLIDATED ASSOCIATES	0	0	-45	0
13	CONSOLIDATES NET INCOME	-5,850	-1	72,619	9
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS	-5,850	-1	72,619	9
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	NET CONSOLIDATES INCOME	-5,850	-1	72,619	9
19	NET INCOME OF MINORITY INTEREST	6,664	1	4,715	1
20	NET INCOME OF MAJORITY INTEREST	-12,514	-2	67,904	9
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			QUARTER: 1 2003
CONSOLIDATED EARNINGS STATEMENT BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR		QUARTER OF LAST YEAR
		Amount	%	Amount	%
1	NET SALES	808,852	100	786,023	100
21	DOMESTIC	458,145	57	454,222	58
22	FOREIGN	350,707	4	331,801	4
23	TRANSLATED INTO DOLLARS (***)	32,127		32,306
6	TOTAL FINANCING COST	36,304	100	-802	100
24	INTEREST PAID	18,253	50	32,837	-4094
25	EXCHANGE LOSSES	86,104	237	6,298	-785
26	INTEREST EARNED	1,955	5	1,712	-213
27	EXCHANGE PROFITS	50,560	139	23,902	-2980
28	GAIN DUE TO MONETARY POSITION	-15,538	-43	-14,323	1786

8	OTHER FINANCIAL OPERATIONS	10,656	100	233	100
29	OTHER NET EXPENSES (INCOME) NET	10,656	100	233	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT TERM	0	0	0	0

10	RESERVE FOR TAXES AND WORKERS PROFIT SHARING	28,769	100	14,246	100
32	INCOME TAX	14,544	51	5,622	39
33	DEFERRED INCOME TAX	11,791	41	6,698	47
34	WORKERS PROFIT SHARING	2,434	8	1,926	14
35	DEFERRED WORKERS PROFIT SHARING	0	0	0	0
(***) THOUSANDS OF DOLLARS
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			QUARTER: 1 2003
CONSOLIDATED EARNINGS STATEMENT OTHER CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
36	TOTAL SALES	865,554	843,126
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	3,173,401	3,079,597
39	OPERATING INCOME (**)	282,300	350,664
40	NET INCOME OF MAJORITY INTEREST (**)	9,263	202,359
41	NET CONSOLIDATED INCOME (**)	30,169	222,954
(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			QUARTER: 1 2003
CONSOLIDATED FINANCIAL STATEMENT OF CHANGES FROM JANUARY THE 1ST TO MARCH 31ST OF 2003 AND 2002 (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
1	Consolidated net	-5,850	72,619
2	+ (-) items added to income which do not require using cash	49,298	23,769
3	Cash flow from net income of the year	43,448	96,388
4	Cash flow from change in working capital	-11,303	-42,643
5	Cash generated (used) in operating activities	32,145	53,745
6	Cash flow from external financing	38,669	-129,624
7	Cash flow from internal financing	-33,684	0
8	Cash flow generated (used) by financing	4,985	-129,624
9	Cash flow generated (used) by investment activities	-11,678	-25,778
10	Net increase (decrease) in cash and investments	25,452	-101,657
11	Cash and short term investments at the beginning of the period	90,095	228,967
12	Cash and short term investments at the end of the period	115,547	127,310
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			2003
CONSOLIDATED FINANCIAL STATEMENT OF CHANGES BREAKDOWN OF MAIN CONCEPTS (Thousands of Pesos)
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
2	+ (-) items added to income which do not require using cash	49,298	23,769
13	Depreciation and amortization the period	40,697	36,011
14	+ (-) net increase (decrease) in pensions fund and seniority premiums	0	0
15	+ (-) net loss (profit) in money	0	0
16	+ (-) net loss (profit) in assets and liabilities actualization	0	0
17	+ (-) other items	8,601	-12,242
4	Cash flow from change in working capital	-11,303	-42,643
18	+ (-) decrease (increase) in account receivables	-13,746	-40,227
19	+ (-) decrease (increase) in inventories	4,680	12,421
20	+ (-) decrease (increase) in other account receivables	-10,213	-26,484
21	+ (-) decrease (increase) in suppliers	-12,432	-18,074
22	+ (-) decrease (increase) in other liabilities	20,408	29,721
6	Cash flow from external financing	38,669	-129,624
23	+ short term bank and stock market	79,565	-70,602
24	+ long term bank and stock market	-40,896	-59,022
25	+ dividend received	0	0
26	+ Other financing	0	0
27	-Bank financing amortization	0	0
28	-Stock market amortization	0	0
29	- Other financing amortization	0	0
7	Cash flow from internal fianacing	-33,684	0
30	+ (-) increase (decrease) in capital	-33,684	0
31	- Dividends paid	0	0
32	+ Premium on sale of shares	0	0
33	+ Contribution for future capital	0	0
9	Cash flow generated (Utilized) in investment activities	-11,678	-25,778
34	+ (-) decrease (increase) in stock investments of a permanent nature	0	0
35	- Acquisitions of property, plant and equipments	-11,678	-25,778
36	- Increase in constructions in process	0	0
37	+ Sale of other permanent	0	0
38	+ Sale of tangible fixed assets	0	0
39	+ (-) Other items	0	0
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.		QUARTER: 1 2003
RATIOS CONSOLIDATED
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
	YIELD
1	Net income to net sales	-0.72%	9.24%
2	Net income to stock holders equity (**)	1.04%	22.48%
3	Net income to total assets (**)	0.95%	7.54%
4	Cash dividends to previous year net income	0.00%	0.00%
5	Income due to monetary position to net income	-265.61%	19.72%
	ACTIVITY
6	Net sales to net assets (**)	1.00 times	1.04 times
7	Net sales to fixed assets (**)	1.80 times	1.85 times
8	Inventories rotation (**)	2.54 times	2.93 times
9	Accounts receivable in days of sales	33 days	37 days
10	Paid interest to talt liabilities with cost (**)	7.84%	11.80%
	LEVERAGE
11	Total liabilities to total assets	65.48%	62.45%
12	Total liabilities to stock holders equity	1.90 times	1.66 times
13	Foreign currency liabilities to total liabilities	69.57%	71.58%
14	long term liabilities to fixed assets	53.07%	11.83%
15	Operating income to interest paid	3.83 times	2.63 times
16	Net sales to total liabilities (**)	1.52 times	1.67 times
	LIQUIDITY
17	Current assets to current liabilities	1.63 times	0.93 times
18	Current assets less inventory to current liabilities	0.66 times	0.43 times
19	Current assets to total liabilities	0.64 times	0.67 times
20	available assets to current liabilities	14.22%	9.61%
	CASH FLOW
21	Cash flow from net income to net sales	5.37%	12.26%
22	Cash flow from changes in working capital to net sales	-1.40%	-5.43%
23	Cash generated (used) in operating to interest paid	1.76 times	1.64 times
24	External financing to cash generated (used) in financing	775.71%	100.00%
25	Internal financing to cash generated in financing	-675.71%	0.00%
26	To cash generated (used) in investment activities	100.00%	100.00%
(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.		QUARTER: 1 2003
DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED
REF S	CONCEPTS	QUARTER OF PRESENT YEAR	QUARTER OF LAST YEAR
		Amount	Amount
1	Basic profit per ordinary share (**)	0.22	1.75
2	Basic profit per preferential share (**)	0.00	0.00
3	Diluted profit per ordinary share (**)	0.00	0.00
4	Continuous operating profit per community share (**)	2.81	3.03
5	Effect of discontinuous operating continuous operating profit per share (**)	0.00	0.00
6	Effect of extraordinary profit and loss on continuous operating profit per share (**)	0.00	0.00
7	Effect by changes in accounting policies continuous operating profit per share (**)	0.00	0.00
8	Carrying value per share	8.85	7.77
9	Cash dividend accumulated per share	0.00	0.00
10	Dividend in shares per share	0.00 shares	0.00 shares
11	Market price to carrying value	1.38 times	2.25 times
12	Market price to basic profit per ordinary share (**)	55.07 times	7.92 times
13	Market price to basic profit per preferential share (**)	0.00 times	0.00 times
(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                                                                                                                           QUARTER: 4 YEAR 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

Final Printing

S23: EN ESTE RENGLON SE INCLUYEN LOS PASIVOS CON COSTO DE LA COMPANIA, AUN CUANDO ESTOS NO SON CREDITOS BANCARIOS.

S23: IN THIS ACCOUNT OF THE ACTUAL YEAR ARE INCLUDED THE CURRENT LIABILITIES WIWITH COST OF THE COMPANY, EVEN WHEN THESE ARE NOT BANK LOANS.

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENTS AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND TO OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                                                                                                                      QUARTER: 1    YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DIRECTOR REPORT (1)

CONSOLIDATED

ANNEX 1

Final Printing

Interceramic First Quarter 2003 Results

Under the influence of the general global economic downturn, lower pricing pressures and a major slip in the value of the Peso - resulting in a 20 percent devaluation from March 2002 to March 2003 - the first quarter of 2003 saw Interceramic focusing efforts on maintaining product sales levels and improving operating results. The results were mixed, with the quarter generally comparing unfavorably with the same quarter last year but showing improvement over the final quarter of 2002. Our consolidated sales of US $74.2 million for the first quarter of the year were 3.16 percent behind first quarter sales in 2002. Sales in Mexico for the first quarter were down 5.06 percent from the first quarter of 2002, at US $42.0 million, although this result was impacted by the drop in the value of the Peso as Mexican sales for the first quarter of 2003, measured in real Pesos, were higher than in the first quarter of 2002. Additionally, product sales in Mexico remain fairly healthy. During the first quarter of the year we sold 4.2 million square meters of tile in Mexico, an increase of 12.16 percent over the amount of product sold in the first quarter last year.

In the International markets results were mixed as well. At US $32.1 million, International sales were only 0.55 percent behind first quarter sales of US $32.3 million in the first quarter of 2002. However, the amount of product sold in the International markets dipped considerably, down 11.80 percent to 2.4 million square meters from the 2.8 million square meters sold in the first quarter of last year. While this generally reflects improved margins in our International sales, it also demonstrates a need for renewed emphasis on increasing our market share in the United States.

The lower sales for the quarter in combination with basically the same cost of sales over the first quarter of the preceding year is reflected in a decrease in our operating income from US $8.4 million in 2002 to US $6.4 million in the first quarter this year. While disappointing, our operating income for the quarter did show a healthy growth of 6.98 percent over operating income of US $6.0 million in the last quarter of 2002, an encouraging trend. Similarly, our EBITDA of US $10.1 million for the first quarter of 2003 registered a 15.00 percent decrease over EBITDA in the first quarter last year of US $11.9 million - but grew by 3.60 percent over the final quarter last year. In the face of tough markets, we have been relatively successful at keeping operating expenses in check, with operating expenses for the first quarter of 2003 representing 27.15 percent of sales compared to figures of 27.14 percent and 27.41 percent for the first and last quarters, respectively, of last year.

Decreased borrowing costs have continued to improve our debt service coverage ratio which stood at 5.0 at the end of the first quarter of 2003 compared to 3.8 at the same time last year. As might be expected the ratio of debt to EBITDA soured slightly, going from 2.4 at the end of the first quarter 2002 to 2.9 at the end of the first quarter this year.

We are working hard at developing strategies for improvement in areas we have identified as presenting the best opportunities for success. We are now importing a significant amount of specialty products to complement our lines with lower-end product to round out our offerings in our distribution in both Mexico and the International markets, allowing us to use increasing amounts of our own manufacturing capacity for higher margin products. While each passing quarter seems to bring its own unique challenges, we at Interceramic believe that we remain well positioned to substantially better our results over the coming quarters.

Oscar E. Almeida

Chairman of the Board

Victor D. Almeida

Chief Executive Officer

www.interceramic.com

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                                                                                                                         QUARTER: 1     YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

DIRECTOR REPORT (1)

CONSOLIDATED

ANNEX 1                                                                                                                                                                 Final Printing

(1)THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENTS AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND TO OTHER CONCEPTS.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                              QUARTER: 1     YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2                                                                                                                                                                Final Printing

Pursuant to Bulletin B-15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars, each as effected by inflation and devaluation in the applicable currencies. This factor for the 12 month period from APRIL '02 to MARCH '03 was 13.02% compared to the inflation for the same period of 5.61%.

Accounting policies and practices

The consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in Mexico ("Mexican GAAP").

Recognition of the effects of inflation

The Company recognizes the effects of inflation on financial information as required by Mexican Accounting Principles Bulletin B-10, "Accounting Recognition of the Effects of Inflation on Financial Information". Consequently, the amounts shown in the accompanying financial statements and in their notes are expressed in thousands of constant pesos as of MARCH 2003.

Certain concepts and procedures required by the application of Bulletin B-10 are explained below:

I. The Company follows the specific-cost method to restate its inventories, as described below.

II. Imported machinery was restated based on the rate of inflation in the country of origin and the prevailing exchange rate at the balance sheet date. Machinery and equipment of domestic origin were restated based on the NCPI.

III. Capital stock, paid in capital, the reserve for repurchase of stock reserve, retained earnings, cumulative effect of deferred taxes, effect of translation of foreign subsidiaries, and net income were restated using a common restatement factor, which was determined based on the weighted average selling rates for each currency.

IV. Net monetary effect

The gain or loss on net monetary position represents the effects of inflation, as measured by the NCPI, on the Company's monetary assets and liabilities. In inflationary periods, losses are incurred by holding monetary assets, whereas gains are realized by holding monetary liabilities. The net monetary effect is included in the statement of income as part of the "comprehensive financing income (cost)".

V. Cash equivalents are shown at cost plus accrued interest through the balance sheet date. The stated value approximates fair value.

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents and are carried at fair value.

VI. Inventories are recorded initially at acquisition or production cost and then restated to reflect replacement cost, not in excess of market value. Cost of sales represents the estimated replacement cost at the time sales were made, expressed at end of year in constant pesos.

VII. Investments in companies in which the Company owns between 10% and 50% and over which the Company exercises significant influence are accounted for using the equity method. Investments in companies in which the Company owns less than 10% or over which the Company does not exercise significant control are recorded using the cost method.

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                                  QUARTER: 1 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

FINANCIAL STATEMENTS NOTES (1)

CONSOLIDATED

ANNEX 2                                                                                                                                                               Final Printing

VIII. Through the year ended December 31, 1996, the Company restated property, plant and equipment using the specific cost method based on appraisals made by independent experts. The fifth set of amendments to Bulletin B-10, the effective date of which is January 1, 1997 no longer permits restatements based on appraisals; the company decided to actualize its fixed assets and depreciation, by the alternate specific indexing method, due that most part of its fixed assets are from a foreign country.

Depreciation is computed on the restated values, using a straight-line method considering the estimated useful lives of assets as determined periodically by management based on technical studies.

IX. For the per share ratios, we are using the weighted average number of shares outstanding during each respective period according to the bulletin B-14 under Mexican GAAP.

X. SHARES PROPORTION BY:

2 SHARES SERIES B FOR EACH UNIT UB. ONE SHARE SERIES L AND ONE SHARE SERIES D FOR EACH UNIT ULD.

5 LIMITED VOTING UNITS REPRESENTS ONE ADS.

ACCORDING TO THE FIXED POSITION OF THE TOTAL NUMBER OF SHARES, AND THE FIXED CAPITAL STOCK, THIS AMOUNT CAN BE INDISTINCTLY OF ANY SERIES B, L OR D.

XI. GENERAL.-

On October 19th 1999 a merge agreement was approved by the Shareholders in which Ceramica Industrial Maquinada, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V., which was a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

On April, 9th, 2002 a merge agreement was approved by the Shareholders in which Procesadora de Materiales Cerro Grande, S.A. de C.V. and Interacabados de Noroeste, S.A. de C.V. merged into Internacional de Ceramica, S.A. de C.V.. The merged companies were a 100% subsidiary of Internacional de Ceramica, S.A. de C.V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			QUARTER: 1 2003
RELATIONS OF SHARES INVESTMENTS ANNEX 3 CONSOLIDATED Final Printing
COMPANY NAME	MAIN ACTIVITY	NUMBER OF SHARES	OWNERSHIP %	TOTAL AMOUNT (Thousands of Pesos)
SUBSIDIARIES				Acquisition Cost	Present Value
1 ADHESIVOS Y BOQUILLAS INTERCERAMIC	PRODUCTOS PARA INSTALAR LOSETA	3	51	168	28,810
2 INTERCERAMIC, INC.	PRODUCCION Y VENTA DE LOSETA	4,000	100	2,423	338,667
3 INTERCERAMIC TRADING, CO.	SERVICIOS ADMINISTRATIVOS	10,000	100	3	1,604
4 RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION Y VENTA DE LOSETA	20,114,738	50.01	1	183,049
5 DISTRIBUCION INTERCERAMIC	COMERCIALIZACION DE LOSETA	50,000	100	1	-8,377
6 INTERACABADOS DE OCCIDENTE	COMERCIALIZACION DE LOSETA	50,000	100	1	1577
7 MATERIALES EN PROCESO	SERVICIOS ADMINISTRATIVOS	1,249,999	100	1	239
8 INTERCERAMIC DE OCCIDENTE	SERVICIOS ADMINISTRATIVOS	50,000	100	1	147
9 OPERADORA INTERCERAMIC	SERVICIOS ADMINISTRATIVOS	50,000	100	1	159
TOTAL INVESTMENT IN SUBSIDIARIES				2,600	545,875
ASSOCIATED
1 CASINO DE CHIHUAHUA	ACCIONES	2	1	175	1
2 NORTEXPORT	ACCIONES	1	1	260	0
3 MAYO Y ASOCIADOS	ACCIONES	5,000	30	1	5
4 CAMPESTRE SAN FRANCISCO	ACCIONES	4	0.4	49	20
5 PROMOTORA DE HOSPITALES MEXICANOS	ACCIONES	4,031,903	5.7	1	4,385
6 PROM. DE INFRAESTRUCT. DE MEXICO	ACCIONES	65,870	5.5	1	987
7 ELECTRONIC PUBLISHING	ACCIONES	3,700	17.56	1,000	1,831
8 TEATRO MUSICAL DE CHIHUAHUA	ACCIONES	41,250	0	1	41
9 FIDEICOMISO SACRAMENTO	ACCIONES	1	0	1	81
TOTAL INVESTMENT IN SUBSIDIARIES				1,489	7,351
OTHER PERMANENT INVESTMENT
TOTAL					553,226
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.				QUARTER: 1 2003
PROPERTY, PLANT AND EQUIPMENT (Thousands of Pesos) ANNEX 4
CONSOLIDATED
CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIABLE ASSETS
PROPERTY	318,795	125,350	193,445	423,344	120,410	496,379
MACHINERY	909,359	417,120	492,239	1,057,142	587,508	961,873
TRANSPORT EQUIPMENT	30,270	21,404	8,866	25,996	24,514	10,348
OFFICE EQUIPMENT	119,729	86,521	33,208	33,163	21,762	44,609
COMPUTER EQUIPMENT	39,503	20,121	19,382	19,064	16,088	22,358
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	1,417,656	670,516	747,140	1,558,709	770,282	1,535,567
NOT DEPRECIABLE ASSETS
GROUNDS	20,173	0	20,173	116,708	0	136,881
CONSTRUCTIONS IN PROCESS	90,598	0	90,598	0	0	90,598
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	110,771	0	110,771	116,708	0	227,479
TOTAL	1,528,427	670,516	857,911	1,675,417	770,282	1,763,046
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			MEXICAN STOCK EXCHANGE ANNEX 5 CREDITS BREAKDOWN (Thousands of Pesos)												QUARTER: 1 2003 Final Printing CONSOLIDATED
Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
					Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
BANKS WITH WARRANTY
BANAMEX - REFACCIONARIO
NASSETTI ETTORE - DOCUMENTO
SINDICADO	31/08/2007	3.58%									167,788	47,163	208,863	208,863	271,746	179,667
BANCOMER - L. REVOLVENTE	27/01/2003	2.44%									53,900
BANAMEX - L. REVOLVENTE	17/01/2003	3.62%									53,900
BANAMEX - L. REVOLVENTE	03/03/2003	4.94%									220		64,680
CAPITAL LEASE - PRENDARIO	24/04/2007	7.81%									272	100	312	147	146	80

OTHER FINANCIAL ENTITIES
ORACLE	01/06/2004	5.00%									2,394	798	1,063	0	0	0
IFC - HIPOTECARIO	15/04/2003	5.13%									21,994	0	0	0	0	0
TOTAL BANKS			0								300,468	48,061	274,918	209,010	271,892	179,747
Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credtis in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1	More than	Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5
			Year	1 Year	Year	Year	Years	Years	Years	Years	Year	Year	Years	Years	Years	Years
SUPPLIERS
FERRO MEXICANA												15,381
KOHLER CO.												14,097
COLCERAMICA												8,141
NUOVAFIMA												7,353
SACMI IMOLA												7,282
ABRASIVOS PORCELANICOS												6,401
ESMALTES Y COLORANTES COVER												5,672
IPADEX												5,224
GRES LUNA SA												4,630
PASTA BLANCA SA												4,572
CAJAS Y CORRUGADOS			4,526
CERAMIKON			1,386
MATERIAS PRIMAS MINERALES DE			1,274
BEMIS DE MEXICO			1,152
TECNICA ELECTRICA DEL PARRAL			1,144
RODAMIENTOS Y REPRESENTACION			1,071
ROTOMAGNO SA DE CV			744
GL DE MONTERREY			547
SERVIBONOS SA DE CV			499
PLASTINOR DE TORREON			454
OTROS			153,413									35,892
TOTAL SUPPLIERS			166,210									114,645

Credit Type Institution	Amorti- zation Date	Rate of Interest	Denominated in Pesos		Amortization of Credits in Foreign Currency With National Entities						Amortization of Credits in Foreign Currency with Foreign Entities
			Until 1 Year	More than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
OTHER CURRENT LIABILITIES AND OTHER CREDITS			127,699	0								49,941
TOTAL OTHER			127,699	0								49,941
GRAND TOTAL			293,909	0	0	0	0	0	0	0	300,468	212,647	274,918	209,010	271,892	179,747
* ALL CREDITS ARE DENOMINATED IN DOLLARS. * THE EXCHANGE RATE BETWEEN THE MEXICAN PESO AND THE AMERICAN DOLLAR AT THE TIME THE INFORMATION WAS PRESENTED: $1 USD = $10.39 MXP.
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			QUARTER: 1 2003
TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE (Thousands of Pesos) ANNEX 6
CONSOLIDATED
TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS
1. INCOME
EXPORTS	6,016	65,686	0	0	65,686
OTHER	0	0	0	0	0
TOTAL	6,016	65,686	0	0	65,686
2. EXPENDITURES
IMPORT (RAW MATERIAL)	4,617	50,257	0	0	50,257
INVESTMENT	0	0	0	0	0
OTHER	9,291	101,308	0	0	101,308
TOTAL	13,908	151,565	0	0	151,565
NET BALANCE	-7,892	-85,879	0	0	-85,879
FOREIGN CURRENCY POSITION
TOTAL ASSETS	139,627	1,505,184	0	0	1,505,184
LIABILITIES POSITION	134,386	1,448,682	0	0	1,448,682
SHORT TERM LIABILITIES POSITION	47,599	513,115	0	0	513,115
LONG TERM LIABILITIES POSITION	86,787	935,567	0	0	935,567
NET BALANCE	5,241	56,502	0	0	56,502

CURRENT RATE BETWEEN THE MEXICAN PESO AND THE US DOLLAR AT THE TIME THIS INFORMATION WAS PRESENTED: $1 USD = 10.78 MXP.

THE INCOME SHOWN IN THIS ANNEX INCLUDES ONLY THE PRODUCTS MANUFACTURED IN MEXICO. IT DOES NOT INCLUDE THE INCOME FROM THE PRODUCTS MANUFACTURED IN GARLAND PLANT, AS THE EARNING STATEMENT DOES

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			QUARTER: 1 2003
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (Thousands of Pesos) ANNEX 7
CONSOLIDATED
MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,479,272	2,743,633	1,264,361	0.33	4,144
FEBRUARY	1,414,999	2,685,065	1,270,066	0.19	2,462
MARCH	1,436,993	2,753,333	1,316,340	0.68	8,932
APRIL
MAY
JUNE
JULY
AUGUST
SEPTEMBER
OCTOBER
NOVEMBER
DECEMBER
ACTUALIZATION
CAPITALIZATION
FOREIGN CORP:
OTHER
TOTAL					15,538
WE ARE INCLUDING THE MONETARY ASSETS AND THE LIABILITIES FROM OUR SUBSIDIARY LOCATED AT GARLAND, TX. TO REFLECT THE EFFECT FOR THE CONSOLIDATED MONETARY POSITION ACCORDING TO THE BULLETIN B-15.
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.	QUARTER: 1 2003
BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (Thousands of Pesos) ANNEX 8
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.		QUARTER: 1 2003
DATA PER SHARE CONSOLIDATED FINANCIAL STATEMENT
CONSOLIDATED
PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
INTERNACIONAL DE CERAMICA, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	11,300,000	100.00
PLANTA AZULEJOS INTERCERAMIC	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,600,000	100.00
RECUBRIMIENTOS INTERCERAMIC, S.A. DE C.V.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	6,000,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	67,200	82.00
INTERCERAMIC, INC.	PRODUCCION DE LOSETA CERAMICA ESMALTADA	3,100,000	100.00
ADHESIVOS Y BOQUILLAS, S. DE R.L. DE C.V.	PRODUCCION DE ADHESIVO Y BOQUILLAS PARA INSTALACI	90,000	55.00

(1) THE INSTALLED CAPACITY IS EXPRESSED IN SQ. METERS PER YEAR.

THE INSTALLED CAPACITY FOR ADHESIVOS Y BOQUILLAS AND ADHESIVOS Y BOQUILLAS SUR ARE EXPRESED IN TONS. FOR THE REST OF THE SUBSIDIARIES, IT IS EXPRESSED IN SQ. METERS.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			QUARTER: 1 2003
MAIN RAW MATERIALS (Thousands of Pesos) ANNEX 10
CONSOLIDATED
DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
ARCILLAS FRITAS	PROCESADORA DE MATERIALES CER ESMALTES Y COLORANTES COVER ESMACER	FRITAS			6.51
			COLOROBIA	S	5.80
			ESMALGLASS	S
COLORES	CERDEC ESMALTES Y COLORANTES COVER FERROMEXICANA ESMACER	COLORES	ESMACER	S	9.95

CORINDONES	IMPORATACIONES PRO. DE ADQUI. PROINT				0.35
OXIDOS	DE MATEO Y CIA IMPORATACIONES PRO. DE ADQUI. MINERA AUTLAN	OXIDOS	MINERA AUTLAN	S	0.28

MATS CERAMICOS	DERIVADOS METALORGANICOS MOLINOS DEL NORTE MAT PRIMAS MINERALES DE AHUAZ MINERA NYCO MATERIAS PRIMAS LAMPAZOS	MATS CERAMICOS	ALCOA INTERAMERICANA	S	4.29
			KENTUCKY AND TENNESSEE	S
			FELDESPAR CORP	S

EMPAQUE	CAJAS Y CORRUGADOS	EMPAQUE	CARLSON SYSTEMS	S	6.31
			DIAGRAPH	S
			STONE CONTAINER	S
			PACKAGING ENTERPRISE	S
TRIPOLIFOSFATO DE SODIO	CATALIZADORA INDUSTRIAL				0.17
GOMA	QUIMICA AMTEX				2.56
PRODUCTOS QUIMICOS		PRODUCTOS QUIMICOS	MARDUPOL	S	0.01
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.					2003
SALES DISTRIBUTION BY PRODUCT
ANNEX 11 DOMESTIC SALES
CONSOLIDATED Final Printing
MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		MARKET SHARE (%)	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
LOSETA CERAMICA ESM OTROS	5,141	445,366	4,213	364,949	18.00	INTERCERAMIC

DISTRIBUCION INTERCERAMIC

GRUPO COMERCIAL INTERCERAMIC

INTERACABADOS DE OCCCIDENTE

MAT ARQ Y DECORATIVOS

CERAMICA DEL BAJIO

SI S.A DE C.V.

INTERAMBIENTES CERAMICOS

PISOS Y BAYOS, S.A. DE C.V.

PISOS Y RECUB CERAMICOS

PROCERVER, S.A. DE C.V.

				93,196

TOTAL		445,366		458,145
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.				QUARTER: 1 2003
SALES DISTRIBUTION BY PRODUCT
ANNEX 11 FOREIGN SALES
CONSOLIDATED
MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES		DESTINATION	MAIN
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
LOSETA CERAMICA ESM			10,651	1,105,051	ESTADOS UNIDOS	INTERCERAMIC	INTERCERAMIC INC.
OTROS				229,400	CANADA	A.OLEN	DALTILE
						DALTILE

TOTAL				1,334,451

NOTES

* ACCORDING TO ESTIMATES MADE BY THE COMPANY FOR DOMESTIC MARKET, THE MARKET SHARE IS HIGHER THAN 18%.

* THE PRODUCTION OF THE OTHER NON TILE PRODUCTS ARE NOT SHOWED BECAUSE THOSE PRODUCTS ARE JUST FOR

COMMERCIALIZATION AND NON PRODUCED BY THE COMPANY.

BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.		QUARTER: 1 2003
SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA) (Thousands of Pesos) ANNEX 12
CONSOLIDATED
NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
NFEA BALANCE TO DECEMBER 31st OF: 2001 6,207,570
Number of Shares outstanding at the Date of the NFEA: (Units) 115,856,150
ARE THE FIGURES FISCALLY AUDITED?		ARE THE FIGURES CONSOLIDATED
DIVIDENDS COLLECTED IN THE PERIOD
QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTLEMENT	AMOUNT

0	0	0		0
DETERMINATION OF THE NFEA OF THE PRESENT YEAR
NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF ENERO OF 0000
FISCAL EARNINGS		0
-DETERMINED INCOME		0
+DEDUCTED WORKER'S PROFIT DEDUCTED		0
-DETERMINED WORKER PROFIT SHARING		0
-DETERMINED NFE		0
-NON DEDUCTABLES		0
NFE OF PERIOD		0
BALANCE OF THE NFEA AT THE END OF PERIOD (Present year information)
NFEA BALANCE TO 31 OF DECEMBER OF: 2002 50,881,858
Number of shares outstanding at the date of the NFEA: (Units) 106,042,750
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.	QUARTER: 1 2003
SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA) (Thousands of Pesos) ANNEX 12
CONSOLIDATED
MODIFICATION BY COMPLEMENTARY
NFEA BALANCE TO DECEMBER 31st OF:	0	-
Number of Shares outstanding at the Date of the NFEA: (Units)		-
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.		QUARTER: 4 YEAR 2002
SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR) (Thousands of Pesos) ANNEX 12 - A
CONSOLIDATED
NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
NFEA BALANCE TO DECEMBER 31st OF:	2001		1,675,979
Number of Shares outstanding at the Date of the NFEA: (Units)			115,856,150
ARE THE FIGURES FISCALLY AUDITED?		ARE THE FIGURES CONSOLIDATED
DIVIDENDS PAID IN THE PERIOD THAT COMES FROM THE NFEAR
QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF	AMOUNT
			SETTLEMENT
0	0	0		0
DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
NFE FROM THE PERIOD FROM JANUARY 1 TO 31 OF ENERO OF 0000
FISCAL EARNINGS		0
-DETERMINED INCOME		0
+DEDUCTED WORKER'S PROFIT DEDUCTED		0
-DETERMINED WORKER PROFIT SHARING		0
-DETERMINED NFE		0
-NON DEDUCTABLES		0
NFE OF PERIOD		0
BALANCE OF THE NFEAR AT THE END OF PERIOD (Present year information)
NFEAR BALANCE TO 31 OF DECEMBER OF:	2002		1,675,979
Number of shares outstanding at the date of the NFEA: (Units)			106,042,750
MODIFICATION BY COMPLEMENTARY
NFEAR BALANCE TO DECEMBER 31st OF:	0		-
Number of Shares outstanding at the Date of the NFEA: (Units)			-
BOLSA MEXICANA DE VALORES, S.A. DE C.V. SIFIC / ICS
STOCK EXCHANGE CODE: CERAMIC INTERNACIONAL DE CERAMICA, S.A. DE C.V.			QUARTER: 1 2003
INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK CHARACTERISTICS OF THE SHARES ANNEX 12 - A
CONSOLIDATED
SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES			CAPITAL STOCK (Thousands of Pesos)
		FIXED PORTION	VARIABLE PORTION	MEXICAN	SUBSCRIPTION
						FIXED	VARIABLE
B		14,000,000	92,042,750		63,179,030	7,000	46,021
L					21,431,860
D					21,431,860
TOTAL		14,000,000	92,042,750	-	106,042,750	7,000	46,021
TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION
SHARES PROPORTION BY: CPO'S: UNITS: ADRS's: GDRS's ADS's GDS's:
REPURCHASE OWN SHARES
SERIES		NUMBER OF SHARES	MARKET VALUE OF THE SHARES
			AT REPURCHASE VALUE			AT QUARTER
B		2561400	5.7476			5.6500
L		3626000	5.9891			6.0000
D		3626000	5.9891			6.0000

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                                                                                                                         QUARTER: 1 YEAR 2003

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

CONSOLIDATED

Final Printing

DECLARATION FROM THE COMPANY OFFICIAL RESPONSIBLE FOR THE INFORMATION

I hereby swear that the financial information here in supplied to this stock exchange, corresponding to the period from 1 OF JANUARY TO 31 OF MARCH OF 2003 AND 2002 is that obtained form our authorized accounting registers and is result of the application of the accounting principles and norms accepted and stated by the Mexican Institute of Public Accountants and in the provisions of the Mexican National Bank and Stock Commission (Comision Nacional Bancaria y de Valores).

The accounting principles used by this company and the processing of the data for the period to which the said information refers were applied using the same bases as for the similar of the previous year.

_____________________________                                            _________________________________

LIC. JESUS OLIVAS CORRAL                                                   LIC. LUIS FERNANDO CANO B.

                                                               CHIEF FINANCIAL OFFICER                                                   INVESTOR RELATIONS

CHIHUAHUA, CHIH. AT APRIL 15 OF 2003

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: CERAMIC                                                                                                                                                                                                                                                         QUARTER: 4 YEAR 2002

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Ceramica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1111

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

FISCAL INFORMATION OF THE ISSUER

LEGAL NAME: Internacional de Ceramica, S.A. de C.V.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

RESPONSIBLE OF PAYMENT

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

PRINCIPAL OFFICERS

TITLE BMV: Chairman of the Board of Directors

TITLE: Chairman of the Board of Directors

NAME: Don Oscar Almeida Chabre

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: President and Vice Chairman of the Board

TITLE: President and Vice Chairman of the Board

NAME: Lic. Victor Almeida Garcia

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1127

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Chief Financial Officer

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Responsible of reporting quarterly information

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Second responsible of reporting quarterly information

TITLE: Investor Relations

NAME: Lic. Luis Fernando Cano B.

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1264

Fax: (52-614) 429-1166

E-MAIL: lfcano@interceramic.com

TITLE BMV: Responsible of legal department

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Secretary of the Board of Directors

TITLE: Secretary of the Board of Directors

NAME: Lic. Norma Almeida de Champion

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: investor@interceramic.com

TITLE BMV: Responsible of information to investors

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending information via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

TITLE BMV: Registered person for sending relevant releases via EMISNET

TITLE: Chief Financial Officer

NAME: Lic. Jesus Olivas Corral

ADDRESS: Av. Carlos Pacheco #7200

Sector 26

C.P. 31060

CITY & STATE: Chihuahua, Chih.

Phone Number: (52-614) 429-1261

Fax: (52-614) 429-1166

E-MAIL: jolivas@interceramic.com

EXHIBIT B

Quarterly Report January - March 2003.

Interceramic First Quarter 2003 Results

Under the influence of the general global economic downturn, lower pricing pressures and a major slip in the value of the Peso - resulting in a 20 percent devaluation from March 2002 to March 2003 - the first quarter of 2003 saw Interceramic focusing efforts on maintaining product sales levels and improving operating results. The results were mixed, with the quarter generally comparing unfavorably with the same quarter last year but showing improvement over the final quarter of 2002. Our consolidated sales of US $74.2 million for the first quarter of the year were 3.16 percent behind first quarter sales in 2002. Sales in Mexico for the first quarter were down 5.06 percent from the first quarter of 2002, at US $42.0 million, although this result was impacted by the drop in the value of the Peso as Mexican sales for the first quarter of 2003, measured in real Pesos, were higher than in the first quarter of 2002. Additionally, product sales in Mexico remain fairly healthy. During the first quarter of the year we sold 4.2 million square meters of tile in Mexico, an increase of 12.16 percent over the amount of product sold in the first quarter last year.

In the International markets results were mixed as well. At US $32.1 million, International sales were only 0.55 percent behind first quarter sales of US $32.3 million in the first quarter of 2002. However, the amount of product sold in the International markets dipped considerably, down 11.80 percent to 2.4 million square meters from the 2.8 million square meters sold in the first quarter of last year. While this generally reflects improved margins in our International sales, it also demonstrates a need for renewed emphasis on increasing our market share in the United States.

The lower sales for the quarter in combination with basically the same cost of sales over the first quarter of the preceding year is reflected in a decrease in our operating income from US $8.4 million in 2002 to US $6.4 million in the first quarter this year. While disappointing, our operating income for the quarter did show a healthy growth of 6.98 percent over operating income of US $6.0 million in the last quarter of 2002, an encouraging trend. Similarly, our EBITDA of US $10.1 million for the first quarter of 2003 registered a 15.00 percent decrease over EBITDA in the first quarter last year of US $11.9 million - but grew by 3.60 percent over the final quarter last year. In the face of tough markets, we have been relatively successful at keeping operating expenses in check, with operating expenses for the first quarter of 2003 representing 27.15 percent of sales compared to figures of 27.14 percent and 27.41 percent for the first and last quarters, respectively, of last year.

Decreased borrowing costs have continued to improve our debt service coverage ratio which stood at 5.0 at the end of the first quarter of 2003 compared to 3.8 at the same time last year. As might be expected the ratio of debt to EBITDA soured slightly, going from 2.4 at the end of the first quarter 2002 to 2.9 at the end of the first quarter this year.

We are working hard at developing strategies for improvement in areas we have identified as presenting the best opportunities for success. We are now importing a significant amount of specialty products to complement our lines with lower-end product to round out our offerings in our distribution in both Mexico and the International markets, allowing us to use increasing amounts of our own manufacturing capacity for higher margin products. While each passing quarter seems to bring its own unique challenges, we at Interceramic believe that we remain well positioned to substantially better our results over the coming quarters.

Oscar E. Almeida

Chairman of the Board

Victor D. Almeida

Chief Executive Officer

This document contains forward-looking statements within the meaning of the United States Securities Exchange Act of 1934 which reflect the Company's views about future events and financial performance. Actual events and results could differ materially from those stated herein and, accordingly, undue reliance should not be placed upon them. The forward-looking statements speak only of their dates and the Company undertakes no obligation to update or revise any of them.

                                                                                                                                                                                                                                                                        Consolidated Sales

(Millions of Nominal Dollars)

                                                                             -3%

                                         73.1                   76.5                                                                                                                      76.6   68.4   78.6   76.5   74.2

                                    Jan-Mar '02      Oct-Dec '02                                                                                                           IQ '02  IIQ '02  IIIQ '02 IVQ '02  IQ '03

Operating Income

(Millions of Nominal Dollars and as a percentage of sales)

                                                                            -24%

                                          8.4                   6.4                                                                                                                           8.4     6.4     7.7     6.0     6.4

                                    Jan-Mar '02       Jan-Mar '03                                                                                                                                 IQ '02  IIQ '02  IIIQ '02 IVQ '02  IQ '03

EBITA

(Millions of Nominal Dollars and as a percentage of sales)

                                                                          -15%

                                          11.9                  10.1                                                                                                                         11.9    10.0  11.4    9.8     10.1

                                    Jan-Mar '02         Jan-Mar '03                                                                                                                                IQ '02    IIQ '02  IIIQ '02 IVQ '02  IQ '03

                                            Debt Service                                                                                                    Debt to EBITDA

                                                (Times)                                                                                                                                           (Times)

                                            Last Twelve Months                                                                                                                         Last Twelve Months

        RELEVANT FINANCIAL INFORMATION                                                                                                        Jan-Mar '03

            (Thousands of Nominal US Dollars)                                                                        Jan-Mar '03                            vs.

                                                                                                                                                                                           Jan-Mar '02

Consolidated Sales	74,160	(3.2%)
Mexico	42,033	(5. 1%)
International	32.127	(0.6%)
Consolidated Sq. Meters sold (Thousands)	6,654	2.0%
Sq. Meters sold (Mexico)	4,213	12.2%
Sq. Meters sold (International)	2,441	(11.8%)
Sq. Meters produced (Thousands)	5,799	(1.1%)
EBITDA	10,141	(15.0%)
EBITDA / Interest Expense (LTM)	4.99	32.9%

             INCOME STATEMENT                                                                                                                                Jan-Mar '03

      (Thousands of Nominal US Dollars                                                                            Jan-Mar '03                             vs.

             except per Unit data)                                                                                                                                       Jan-Mar '02

Net Sales	74.160	(3.20%)
Cost of goods sold	(47,607)	0.5%
Gross Income	26,554	(9. l%)
Operating Expenses	(20,138)	(3. 1%)
Operating Income	6,416	(23.9%)
Integral Cost of Financing	(3,255)	NA
Interest Expense	(1,673)	(47.7%)
Interest Income	179	7.50%
Foreign Exchange Gain (Loss)	(3,191)	(285.7%)
Monetary Effect	1,430	2.2%
Other Items	(974)	N.A.
Income Tax and Employee Profit Sharing	(1,554)	111.3%
Deferred Income Tax	(1,096)	65.5%
Minority Income	612	33.1%
Net Majority Income	(1,075)	(116.2%)
Weighted Average Number of Units Outstanding (Thousands)	51,525	(11. 1%)
EP UNIT (as traded in the BMV)	(0.02)	(118.2%)
EP ADR (as traded in the NYSE)	(0.10)	(118.2%)

BALANCE SHEET                                                                                                                 March
(Thousands of Nominal US Dollars)                                                                                             2003

Current Assets	123,066
Cash Equivalents	10,719
Fixed Assets	163,548
Other non-current Assets	8,410
TOTAL ASSETS	295,024
Short-term Bank Debt	32,331
Other short-term Liabilities	43,064
Long-term Bank Debt	86,787
Deferred Taxes	30,984
Other long-semi Liabilities	-
TOTAL LIABILITIES	193,167
Majority Shareholders Equity	82,308
Minority Interest	19,549
TOTAL SHAREHOLDERS' EQUITY	101,857

Note: "Unless otherwise indicated all financial information are in accordance with Generally Accepted Accounting Principles in Mexico, and for purposes of clarity, information is also presented in nominal US dollars dividing the nominal pesos for each month by the applicable average exchange rate for that month."

        RELEVANT FINANCIAL INFORMATION                                                                                                        Jan-Mar '03

            (Thousands of Pesos as of March 2003)                                                                    Jan-Mar '03                            vs.

                                                                                                                                                                                           Jan-Mar '02

Consolidated Sales	808,852	2.9%
Mexico	458,145	0.9%
International	350,707	5.7%
Consolidated Sq. Meters sold (Thousands)	6,654	2.0%
Sq. Meters sold (Mexico)	4,213	12.2%
Sq. Meters sold (International)	2,441	(11.8%)
Sq. Meters produced (Thousands)	5,799	(1.1%)
EBITDA	110,576	(9.6%)
EBITDA / Interest Expense (LTM)	4.99	32.9%

             INCOME STATEMENT                                                                                                                                Jan-Mar '03

      (Thousands of Pesos as of March 2003                                                                            Jan-Mar '03                       vs.

             except per Unit data)                                                                                                                                       Jan-Mar '02

Net Sales	808,852	2.9%
Cost of goods sold	(519,000))	6.8%
Gross Income	289,851	(3.3%)
Operating Expenses	(219,972)	3.0%
Operating Income	69,879	(19.1%)
Integral Cost of Financing	(36,303)	N.A.
Interest Expense	(18,253)	(44.4%)
Interest Income	1,955	14.2%
Foreign Exchange Gain (Loss)	(35,544)	(301.9%)
Monetary Effect	15,538	8.5%
Other Items	(10,658)	NA.
Income Tax and Employee Profit Sharing	(16,978)	124.9%
Deferred Income Tax	(11,791)	76.1%
Minority Income	6,664	41.3%
Net Majority Income	(12,514)	(118.4%)
Weighted Average Number of Units Outstanding (Thousands)	51,525	(11.1%)
EP UNIT (as traded in the BMV)	(0.24)	(120.7%)
EPADR (as traded in the NYSE)	(1.21)	(120.7%)

BALANCE SHEET                                                                                                                 March
(Thousands of Pesos as of March 2003)                                                                                      2003

Current Assets	1,326,649
Cash Equivalents	115,547
Fixed Assets	1,763,046
Other non-current Assets	90,659
TOTAL ASSETS	3,180,354
Short-term Bank Debt	348,529
Other short-term Liabilities	464,230
Long-term Bank Debt	935,567
Deferred Taxes	334,011
Other long-semi Liabilities	-
TOTAL LIABILITIES	2,082,337
Majority Shareholders Equity	887,282
Minority Interest	210,734
TOTAL SHAREHOLDERS' EQUITY	1,098,017

Note: Pursuant to Bulletin B- 15 financial statements previously reported have been restated to take into account a common actualization factor determined by weighting the Company's respective sales in Pesos and Dollars. each as effected by inflation and devaluation in the applicable currencies. Ibis factor for the 12 month period from April '02 to March '03 was 13.03% compared to the inflation for the same period of 5.61%.